UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                               Siam Imports, Inc.
                         ------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   82571610 3
                                 --------------
                                 (CUSIP Number)


                                 Karen Batcher
                         Batcher Zarcone & Baker, LLP
                            4252 Bonita Road, #151
                               Bonita,  CA  91902
                               (619) 475-7882
    -------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 December 1, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

-----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act however see the Notes).

--------------------
CUSIP NO. 82571610 3                 13D
--------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MAC PARTNERS, LP  (IRS NO. 710868031
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]

    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    TEXAS, UNITED STATES
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     6,200,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     N/A
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       6,200,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     N/A
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,200,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    77.5%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
    --------------------------------------------------------------------------

Item 1. Security and Issuer.

     This statement relates to the common stock, par value $.001 per share ("Common Stock"), of Siam Imports, Inc., a Nevada corporation (the "Company"). The address of the Company's principal executive office is Suite 1801- 1 Yonge Street, Toronto, Ontario, Canada.

Item 2. Identity and Background.

     (a) This Schedule 13D is filed by MAC Partners, LP, a Texas limited partnership.

     (b) The address is 3001 Knox Street, Suite 407, Dallas, TX 75205.

     (c) MAC Partners, LP offers business consulting services.

     (d) During the past five years, MAC Partners, LP has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the past five years, MAC Partners, LP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) MAC Partners, LP was formed and is domiciled in the State of Texas.

Item 3. Source and Amount of Funds and Other Consideration.

     MAC Partners, LP received 6,200,000 shares of common stock from Siam Imports, Inc. (the "Company") as payment in full for services rendered to the Company. The value of services rendered to the Company was $6,200.00.

Item 4. Purpose of Transaction.

     The purpose of the acquisition of the shares of the Company was to gain voting control of the Company. MAC Partners, LP has plans to merge the Company with Vaughan Foods, Inc., an Oklahoma corporation. operating company.

Item 5. Interest in Securities of the Company.

     (a) MAC Partners, LP is the beneficial owner of an aggregate of 6,200,000 shares of Common Stock, representing approximately 77.5% of the total issued and outstanding shares of Common Stock of the Company.

     (b) MAC Partners, LP has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 6,200,000 shares of Common Stock beneficially owned by him.

     (c) Other than the acquisition of the shares as reported in this Schedule 13D, MAC Partners, LP has not effected any transactions in the Common Stock of the company in the past 60 days.

     (d) To the knowledge MAC Partners, LP, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

     (e) The issuance of shares to MAC Partners, LP has substantially increased the issued and outstanding shares. The number of outstanding shares has been increased from 1,800,000 to 8,000,000.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     MAC Partners was retained by the Company to provide consulting services in connection with a merger with Vaughan Foods, Inc.

Item 7. Materials to be Filed as Exhibits.

     None

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: December 12, 2005
       Dallas, Texas

                                                  /s/ Taber Wetz
                                                  ---------------------------
                                                  Taber Wetz, President